UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Estimated average burden hours per response: 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

REED ELSEVIER PLC

(Name of Issuer)

ORDINARY SHARES OF GBP 0.1444 EACH

(Title of Class of Securities)

758205207

(CUSIP Number)

DECEMBER 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758205207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lloyds Banking Group plc IRS Identification Number 000000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 82,233,496

	6.	Shared Voting Power

	7.	Sole Dispositive Power 82,233,496

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,233,496

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.759%

12.	Type of Reporting Person (See Instructions) HC

Item 1.
	(a)	Name of Issuer Reed Elsevier Plc
	(b)	Address of Issuer’s Principal Executive Offices 1-3 Strand London WC2N 5JR United Kingdom

Item 2.
	(a)	Name of Person Filing Lloyds Banking Group plc
	(b)	Address of Principal Business Office or, if none, Residence 25 Gresham Street London EC2V 7HN United Kingdom
	(c)	Citizenship United Kingdom
	(d)	Title of Class of Securities Ordinary shares of GBP 0.1444 each
	(e)	CUSIP Number 758205207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 82,233,496
(b) Percent of class: 6.759%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 82,233,496
(ii) Shared power to vote or to direct the vote .
(iii) Sole power to dispose or to direct the disposition of 82,233,496
(iv) Shared power to dispose or to direct the disposition of .

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Scottish Widows Investment Partnership Limited (SWIP), a wholly owned subsidiary company of Lloyds Banking Group plc, manages 80,416,084 (6.610%) of the shares detailed in Item 4 on behalf of a number of investment funds. SWIP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities on behalf of the said investment funds.

The remaining 1,817,412 shares (0.149%) are managed across five other companies (all of which who are wholly owned subsidiaries of Lloyds Banking Group plc) on behalf of investment funds and clients, broken down as follows:

1,312,726 shares (0.108%) - Lloyds TSB Private Banking Limited

502,904 shares (0.041%) - CMI Insurance (Luxembourg) SA

1,436 shares (0.000%) - CMI Fund Managers (IOM) Ltd

328 shares (0.000%) - Lloyds TSB Offshore Limited

18 shares (0.000%) - Halifax Share Dealing Limited

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Scottish Widows Investment Partnership Limited, a company registered in England and Wales, Company No. 794936, is a wholly owned subsidiary of Lloyds Banking Group plc.

Lloyds TSB Private Banking Limited, a company registered in England and Wales, Company No. 2019697, is a wholly owned subsidiary of Lloyds Banking Group plc.

CMI Insurance (Luxembourg) SA, a company registered in Luxembourg, Company No. B67803, is a wholly owned subsidiary of Lloyds Banking Group plc.

CMI Fund Managers (IOM) Limited, a company registered in the Isle of Man, Company No. 40572, is a wholly owned subsidiary of Lloyds Banking Group plc.

Lloyds TSB Offshore Limited, a company registered in Jersey, Company No. 4029, is a wholly owned subsidiary of Lloyds Banking Group plc.

Halifax Share Dealing Limited, a company registered in England and Wales, Company No. 3195646, is a wholly owned subsidiary of Lloyds Banking Group plc.

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DD January, 2012
Date
/s/ Glen Johnstone
Signature
Shareholder Communications Manager
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.

If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)